APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Philip Debaugh, CPA
10 Five Oaks Ct.
Owings Mills, MD 21117

To Whom it May Concern,

I have reviewed the accompanying balance sheet of Roast Umber LLC as of December 31, 2019, and the related statements of income, retained earnings (deficit), and cash flows for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Roast Umber LLC. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles in the United States of America.

Philip Deb

Philip Debaugh, CPA
Owings Mills, MD
June 15, 2021

Roast Umber LLC
Balance Sheet
As of December 31, 2019

	Total
ASSETS	
Current Assets	
Cash	1,574
Accounts Receivable	1,249
Inventory	17,245
Total Current Assets	**20,068**
Fixed Assets	
Equipment	4,311
Accumulated Depreciation	(4,311)
Total Fixed Assets	**-**
TOTAL ASSETS	**20,068**
Liabilities	
Current Liabilities	
Accrued Payroll	1,628
Accounts Payable	530
Total Current Liabilities	**2,158**
Total Liabilities	**2,158**
Equity	
Retained Earnings	(134,199)
Member Contributions	152,109
Total Equity	**17,910**
TOTAL LIABILITIES AND EQUITY	**20,068**

Roast Umber LLC
Profit and Loss
January - December 2019

	Total
Income	
Net Sales	7,215
Total Income	**7,215**
Cost of Goods Sold	
COGS	6,617
Total Cost of Goods Sold	**6,617**
Gross Profit	**598**
SG&A Expenses	
Labor	72,806
Research & Development	904
Rent & Utilities	31,897
Insurance	8,017
Postage & Shipping	1,052
Travel	4,990
Professional Services	645
Advertising	2,249
Equipment & Supplies	4,262
Dues & Subscriptions	3,680
Charitable Contributions	2,600
Finance Expenses	135
Total SG&A Expenses	**133,237**
Net Income (Loss)	**(132,639)**

Roast Umber LLC
Statement of Cash Flows
January - December 2019

	Total
OPERATING ACTIVITIES	
Net Income (Loss)	(132,639)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Current Assets	(12,818)
Current Liabilities	(5,915)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(18,733)**
Net cash used by operating activities	**(151,372)**
FINANCING ACTIVITIES	
Member Contributions	150,263
Net cash provided by financing activities	**150,265**
Net cash decrease for period	**(1,109)**
Cash at beginning of period	2,683
Cash at end of period	**1,574**

Roast Umber LLC
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2019

Shareholders' Equity at January 1, 2019	286
Member Contributions	150,263
Net Loss	(132,639)
Shareholders' Equity at December 31, 2019	**17,910**

Notes to Financial Statements

NOTE 1 ORGANIZATION

Roast Umber (Company) is a coffee and cacao roasting company specializing in coffee, cacao, and related products focused on farm-direct; seed-to-cup, and tree-to-bar.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements were prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company's financial instruments include cash and the Company's value of these financial instruments approximates fair value due to their short-term nature.

NOTE 3 SUBSEQUENT EVENTS

The Company evaluated for disclosure any subsequent events through June 15, 2021, the date the financial statements were available to be issued and determined there were no material events that warrant disclosure.

Philip Debaugh, CPA
10 Five Oaks Ct.
Owings Mills, MD 21117

To Whom it May Concern,

I have reviewed the accompanying balance sheet of Roast Umber LLC as of December 31, 2020, and the related statements of income, retained earnings (deficit), and cash flows for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Roast Umber LLC. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles in the United States of America.

Philip Debaugh, CPA
Owings Mills, MD
June 15, 2021

Roast Umber LLC
Balance Sheet
As of December 31, 2020

	Total
ASSETS	
Current Assets	
Cash	21,990
Accounts Receivable	482
Inventory	14,514
Total Current Assets	**36,986**
Fixed Assets	
Equipment	7,091
Accumulated Depreciation	(7,091)
Total Fixed Assets	**-**
TOTAL ASSETS	**36,986**
Liabilities	
Current Liabilities	
Accrued Payroll	1,685
Total Current Liabilities	**1,685**
Long Term Liabilities	
PPP & Disaster Loan	15,322
Loan Payable – L/T	50,000
Total Long Term Liabilities	**65,322**
Total Liabilities	**67,007**
Equity	
Retained Earnings	(416,186)
Member Contributions	386,165
Total Equity	**(30,021)**
TOTAL LIABILITIES AND EQUITY	**36,986**

Roast Umber LLC
Profit and Loss
January - December 2020

	Total
Income	
Net Sales	30,532
Total Income	**30,532**
Cost of Goods Sold	
COGS	25,924
Total Cost of Goods Sold	**25,924**
Gross Profit	**4,608**
SG&A Expenses	
Labor	185,822
Research & Development	25,490
Rent & Utilities	33,653
Insurance	9,340
Postage & Shipping	7,758
Taxes & Licenses	305
Travel	2,456
Professional Services	2,100
Training	2,339
Advertising	1,087
Equipment & Supplies	2,335
Depreciation	2,780
Dues & Subscriptions	7,752
Charitable Contributions	2,243
Finance Expenses	1,135
Total SG&A Expenses	**286,595**
Net Income	**(281,987)**

Roast Umber LLC
Statement of Cash Flows
January - December 2020

	Total
OPERATING ACTIVITIES	
Net Income	(281,987)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Current Assets	3,498
Current Liabilities	(473)
Depreciation	2,780
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**5,805**
Net cash used by operating activities	**(276,182)**
INVESTING ACTIVITIES	
Equipment	(2,780)
Net cash used by investing activities	**(2,780)**
FINANCING ACTIVITIES	
Loan Proceeds	50,000
PPP & Disaster Loan	15,322
Member Contributions	234,056
Net cash provided by financing activities	**299,378**
Net cash increase for period	**20,416**
Cash at beginning of period	1,574
Cash at end of period	**21,990**

Roast Umber LLC
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2020

Shareholders' Equity at January 1, 2020	17,910
Member Contributions	234,056
Net Loss	(281,987)
Shareholders' Equity at December 31, 2020	**(30,021)**

Notes to Financial Statements

NOTE 1 ORGANIZATION

Roast Umber (Company) is a coffee and cacao roasting company specializing in coffee, cacao, and related products focused on farm-direct; seed-to-cup, and tree-to-bar.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements were prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company's financial instruments include cash and the Company's value of these financial instruments approximates fair value due to their short-term nature.

NOTE 3 NOTES PAYABLE

Note due to Christine Gakenheimer, with quarterly revenue share payments equal to 3% of gross revenue for first 4 payments, 4% for payments 5 – 16 and 5% for payments 17 -20, with payments commencing in the 3rd Quarter of 2021. The maximum revenue share amount is 1.25x the investment balance.	50,000
Notes Payable Long Term	**50,000**

NOTE 4 PPP Loan

On 05/05/2020, the Company was granted a loan (the "Loan") from TCF Bank in the aggregate amount of $14,322, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020.

The Note may be prepaid by the Borrower at any time prior to maturity with no prepayment penalties. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

NOTE 5 SUBSEQUENT EVENTS

On January 15, 2021 the Company received notification from TCF Bank that their PPP loan had been fully forgiven and the related debt released. The Company evaluated for disclosure any subsequent events through June 15, 2021, the date the financial statements were available to be issued and notes that determined there were no additional material events that warrant disclosure.